UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan

Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, FL 33134

(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IAT Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 0 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumaya Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,771,666 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mohammad Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 5,729,055 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oussama Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,933,789 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maher Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,529,400 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amir Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 3,933,596 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fatima Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 217,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nariman Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 218,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maha Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 187,134 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wafa Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 221,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hanan Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 22,057,464 (See Item 5)
9 SOLE DISPOSITIVE POWER 253,956 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,057,464 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 filed on January 28, 1999, Amendment No. 2 filed on July 30, 2003, Amendment No. 3 filed on November 13, 2007 and Amendment No. 4 (“Amendment No. 4”) filed on February 24, 2009 (the “Schedule 13D” and, as amended by this Amendment No. 5, the “Statement”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment is hereby filed by the Reporting Persons.

(a)	Name of the Reporting Persons.

(1)	IAT Group Inc.

(2)	Sumaya Abu-Ghazaleh

(3)	Mohammad Abu-Ghazaleh

(4)	Oussama Abu-Ghazaleh

(5)	Maher Abu-Ghazaleh

(6)	Amir Abu-Ghazaleh

(7)	Fatima Abu-Ghazaleh

(8)	Nariman Abu-Ghazaleh

(9)	Maha Abu-Ghazaleh

(10)	Wafa Abu-Ghazaleh

(11)	Hanan Abu-Ghazaleh

(b)	Residence or business address of the Reporting Persons.

(1)	The principal business address of IAT is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

(2)	The business address of each of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(4)	The business address of each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(c)	Present principal occupation or employment.

(1)	IAT is a holding company for certain companies owned or controlled by the Abu-Ghazaleh family. Until consummation of the IAT Acquisition, IAT engaged primarily in the production, packaging, transportation, distribution and marketing of table grapes, apples, stonefruit, citrus and other fresh produce on a worldwide basis. IAT also engaged in maritime transportation of fresh fruit and other products for itself and third parties in its owned, leased and chartered refrigerated vessels. In addition, IAT manufactured plastic harvesting boxes and bins, fruit trays and other plastic products. As a result of the consummation of the IAT Acquisition, these activities formerly conducted by IAT and its subsidiaries are conducted by the Company and its subsidiaries.

(2)	Sumaya Abu-Ghazaleh’s present principal occupation is retiree.

(3)	Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company’s principal executive office is located at c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134. Mohammad Abu-Ghazaleh is also the Chief Executive Officer of IAT.

(4)	Oussama Abu-Ghazaleh’s present principal occupation is as a Director of IAT.

(5)	Maher Abu-Ghazaleh’s present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait.

(6)	Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh International Company, whose principal business is the distribution and marketing of fresh produce and whose address is P.O. Box 1767, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company and a Director of IAT.

(7)	The present principal occupation of each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is homemaker.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

(1)	IAT is a company incorporated under the laws of the Cayman Islands.

(2)	Each of Sumaya Abu-Ghazaleh and Maher Abu-Ghazaleh is a citizen of Lebanon.

(3)	Oussama Abu-Ghazaleh is a citizen of Chile.

(4)	Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is a citizen of Jordan.

Item 3.	Source and Amounts of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On June 12, 2009, each of Maher Abu-Ghazaleh and Amir Abu-Ghazaleh entered into a Repurchase Agreement with IAT (each, an “Additional IAT Repurchase Agreement”), which is substantially identical to the IAT Repurchase Agreements of February 20, 2009. Pursuant to the Additional IAT Repurchase Agreements, IAT repurchased all of the remaining issued and outstanding ordinary shares of IAT (other than one such IAT ordinary share to be held by Mohammad Abu-Ghazaleh pending the liquidation of IAT) in exchange for payment of 4,250,000 Ordinary Shares owned by it to Maher Abu-Ghazaleh and Amir Abu-Ghazaleh (the “Additional IAT Repurchase Transaction”). No cash funds were paid for the Additional IAT Repurchase Transaction.

The following chart indicates the amount of IAT’s ordinary shares repurchased from and the amount of Ordinary Shares distributed to each of Maher Abu-Ghazaleh and Amir Abu-Ghazaleh in connection with the Additional IAT Repurchase Transaction:

Name	IAT Shares Repurchased	Ordinary Shares Distributed
Maher Abu-Ghazaleh	141.184	2,105,050
Amir Abu-Ghazaleh	141.979	2,144,950

As a result of the Additional IAT Repurchase Transaction, IAT no longer owns, directly or indirectly, any Ordinary Shares or any other equity securities of the Company.

The description of the Additional IAT Repurchase Agreements in this Item 3 is qualified in its entirety by reference to the full text of the form of the IAT Repurchase Agreement, a copy of which is attached as Exhibit 14 hereto and incorporated herein by reference.

This Amendment No. 5 is filed as a result of the consummation of the Additional IAT Repurchase Transaction.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The purpose of the Additional IAT Repurchase Transaction was to allow the shareholders of IAT to hold their interest in the Company directly, rather than indirectly.

On February 26, 2009, Maher Abu-Ghazaleh entered into an additional 10b5-1 Plan providing for the sale of a maximum of 500,000 Ordinary Shares by March 30, 2010. On May 12, 2009, this 10b5-1 Plan was terminated, without any sale of Ordinary Shares thereunder, by Maher Abu-Ghazaleh upon his resignation from the board of directors of the Company.

The description of the 10b5-1 Plans in this Item 4 is qualified in its entirety by reference to the full text of the form of the 10b5-1 Plan, a copy of which is attached as Exhibit 15 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	As of the date hereof: (i) IAT does not beneficially own any Ordinary Shares; (ii) Sumaya Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (iii) Mohammad Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding; and (xi) Hanan Abu-Ghazaleh beneficially owns 22,057,464 Ordinary Shares, which constitutes approximately 34.46% of the Ordinary Shares outstanding.

To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons or beneficially owns any additional Shares.

(b)

As of the date hereof: (i) IAT does not beneficially own any Ordinary Shares; (ii) Sumaya Abu-Ghazaleh directly beneficially owns 3,771,666 Ordinary Shares, which constitutes approximately 5.89% of the Ordinary Shares; (iii) Mohammad Abu-Ghazaleh directly beneficially owns 5,729,055 Ordinary Shares consisting of 5,310,455 Ordinary Shares and 418,600 currently exercisable call options, which constitutes approximately 8.95% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh directly beneficially owns 3,933,789 Ordinary Shares, which constitutes approximately 6.15% of the Ordinary Shares outstanding ; (v) Maher Abu-Ghazaleh directly beneficially owns 3,529,400 Ordinary Shares consisting of 3,510,650 Ordinary Shares and 18,750 currently exercisable call options, which constitutes approximately 5.51% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh directly beneficially owns 3,993,596 Ordinary Shares consisting of 3,974,846 Ordinary Shares and 18,750 currently exercisable call options, which constitutes approximately 6.24% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh directly beneficially owns 217,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh directly beneficially owns 218,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh directly beneficially owns 187,134 Ordinary Shares, which constitutes approximately 0.29% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh directly beneficially owns 221,956

Ordinary Shares, which constitutes approximately 0.35% of the Ordinary Shares outstanding; and (xi) Hanan Abu-Ghazaleh directly beneficially owns 253,956 Ordinary Shares, which constitutes approximately 0.40% of the Ordinary Shares outstanding.

As a result of the Abu-Ghazaleh Investors’ shared voting power with respect to the Ordinary Shares pursuant to the Voting Agreement, each individual Reporting Person who is an Abu-Ghazaleh Investor may be deemed to beneficially own the 22,057,464 Ordinary Shares, representing approximately 34.46% of the outstanding Ordinary Shares. However, Such Reporting Persons do not share dispositive power with respect to the Ordinary Shares directly held by other Reporting Persons.

(c)	Other than as set forth in Item 3 above, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to the date hereof.

(d)	No other person is known by any of the Reporting Persons to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Due to the disposition of all Ordinary Shares owned directly by IAT upon consummation of the transactions under the Additional IAT Repurchase Agreements, IAT is no longer required to be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder. In light of the foregoing, IAT will no longer file a statement on Schedule 13D unless and until such time as it is required to be a reporting person under Section 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the outstanding options beneficially owned by the Reporting Persons to acquire Ordinary Shares set forth in Item 6 of the Schedule 13D, except for the last two paragraphs thereof, is hereby amended by replacing such description with the following:

As of the date hereof, certain Abu-Ghazaleh Investors who are executive officers and/or directors of the Company have the options to acquire Ordinary Shares as set forth below. Also listed below are options to acquire Ordinary Shares granted to Maher Abu-Ghazeleh prior to his resignation from the board of directors of the Company on April 30, 2009. Previously reported options to acquire Ordinary Shares are also listed below:

Grantee	Date Granted	Number of Ordinary Shares	Exercise Price	Date Exercisable	Expiration Date
Mohammad Abu-Ghazaleh	4/28/2004	32,200	23.815	Currently exercisable	4/28/2014
	4/27/2005	161,000	29.84	Currently exercisable	4/27/2015
	05/03/2006	96,600	18.31	Currently exercisable with respect to 64,400 shares; on 05/03/2010 with respect to 32,200 shares	05/03/2016
	05/02/2007	128,800	23.965	Currently exercisable with respect to 64,400 shares; on 05/02/2010 and 05/02/2011, each with respect to 32,200 shares	05/02/2017
	02/27/2008	161,000	33.97	Currently exercisable with respect to 64,400 shares; on 02/27/2010, 02/27/2011 and 02/27/2012, each with respect to 32,200 shares	02/27/2018
	02/25/2009	161,000	19.83	Currently exercisable with respect to 32,200 shares; on 02/25/2010, 02/25/2011, 02/25/2012 and 02/25/2013, each with respect to 32,200 shares	02/25/2019

Grantee	Date Granted	Number of Ordinary Shares	Exercise Price	Date Exercisable	Expiration Date
Maher Abu-Ghazaleh	02/16/2005	6,250	32.275	Currently exercisable	02/16/2015
	02/27/2008	6,250	33.97	Currently exercisable	02/27/2018
	02/25/2009	6,250	19.83	Currently exercisable	02/25/2019
Amir Abu-Ghazaleh	02/16/2005	6,250	32.275	Currently exercisable	02/16/2015
	02/27/2008	6,250	33.97	Currently exercisable	02/27/2018
	02/27/2009	6,250	19.83	Currently exercisable	02/25/2019

The response set forth in Item 6 of the Schedule 13D is hereby further amended by adding to the end of Item 6 the following:

The description of the Additional IAT Repurchase Agreements in Item 3 above is incorporated herein by reference.

The description of the 10b5-1 Plans in Item 4 above is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate numerical order at the end of Item 7:

14.	Form of IAT Repurchase Agreement (incorporated by reference from Exhibit 9 to Amendment No. 4 to Schedule 13D, filed with the Securities and Exchanges Commission on February 24, 2009 (File No. 005-55239)).

15.	Form of 10b5-1 Plan (incorporated by reference from Exhibit 11 to Amendment No. 4 to Schedule 13D, filed with the Securities and Exchanges Commission on February 24, 2009 (File No. 005-55239)).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

IAT Group Inc.

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Chairman and Chief Executive Officer

SUMAYA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MOHAMMAD ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:

AMIR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHER ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

OUSSAMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

FATIMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

NARIMAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

WAFA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

HANAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact